SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and
        15(d) of the Securities Exchange Act of 1934.

                                   Commission file number: 0-
15763

                                          ML DELPHI PREMIER
                       PARTNERS, L.P.
    (Exact name of registrant as specified in its charter)
                       666 Third Avenue, New York, New York
                    10017, (212) 983-9040
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 Securities registered pursuant to Section 12(g) of the Act:
                                           Units of Limited
                    Partnership Interest
  (Title of each class of securities covered by this Form)


                            None

 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a) (1) (i)   [x]             Rule 12h-
3(b) (1) (ii)  [  ]
          Rule 12g-4(a) (1) (ii)  [  ]            Rule 12h-
3(b) (2) (i)   [  ]
          Rule 12g-4(a) (2) (i)   [  ]            Rule 12h-
3(b) (2) (ii)  [  ]
          Rule 12g-4(a) (2) (ii)  [  ]            Rule 15d-6
[  ]
          Rule 12h-3(b) (1) (i)   [x]

Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities Exchange
Act of 1934, ML Delphi Premier Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:November 12, 1998
                         By:/s/ David G. Cohen

                         David G. Cohen, Director and Vice
President, ML
                         Film Entertainment Inc. General
Partner of ML
                         Delphi Partners, L.P., the General
Partner of ML                           Delphi Premier
Partners, L.P.